[Telscape International, Inc. letterhead]


                             September 15, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Telscape International, Inc. -- Registration Statement on Form S-1 filed on July 31, 1998 (File No. 333-60269)

Ladies and Gentlemen:

     Telscape International, Inc. (the "Company") hereby requests to withdraw, pursuant to Rule 477, the Company's Registration Statement on Form S-1, filed on July 31, 1998 (File No. 333-60269). This request is being made because the Company believes that it is not in the best interests of the Company or its stockholders, in light of the current condition of the U.S. equity markets, to issue the Company's equity securities to the public at the present time. The Company believes that selling its equity securities at or near the price for which its common stock has recently traded (Nasdaq: TSCP) would cause significant dilution to the Company's current stockholders.


                               Very truly yours,

                               /s/ Todd M. Binet

                               Todd M. Binet
                               Chief Financial Officer
                               Telscape International, Inc.